UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include information on future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements, which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, 8.6.2007	1st Half 2007 Earnings Release

We present below the main figures obtained by Bradesco in the 1st half of 2007. Our Report on Economic and Financial Analysis with the complete Financial Statements is made available on Bradesco’s website (http://www.bradesco.com.br/ir).

1. In the 1st half of 2007 the Net Income stood at R$4.007 billion (a 27.9% growth compared to the income of R$3.132 billion of the 1st half 2006), corresponding to R$2.00 per stock and profitability of 36.3% on the Average Stockholders’ Equity*.

2. The origin of the income is comprised of R$2.782 billion stemming from financial activities, which correspond to 69% of the Net Income and R$1.225 billion generated by Insurance, Private Pension Plans and Certificated Savings Plans activities, which represented 31% of the Net Income.

3. Bradesco’s Market Value grew by 48.2% compared to the same period of the previous year, reaching R$95.545 billion in June 2007.

4. Our total assets, at the end of the 1st half of 2007, recorded a balance of R$290.568 billion, a 24.7% growth compared to June 2006. The annualized return on average Total Assets stood at 2.9%, equal to the one recorded in the same period of the previous year.

5. The total loan portfolio (considering sureties, guarantees and credit cards) reached the amount of R$130.819 billion, a 21.9% growth compared to the same period of the previous year. Operations with individuals totaled R$49.832 billion (a 22.2% growth), while operations with corporates reached the amount of R$80.987 billion (a 23.5% growth).

6. Funds raised and managed added up to R$421.602 billion (a 22.7% growth over the R$343.628 billion of June 2006).

7. The Stockholders’ Equity added up to R$27.515 billion, a 28.2% growth on the same period of the previous year. The Capital Adequacy Ratio in the 1st quarter of 2007 stood at 16.1% .

8. Remuneration to Stockholders, in the 1st half of 2007, as Interest on own Capital/Dividends paid and provisioned, added up to R$1.397 billion (compared to R$1.148 billion in the same period of 2006).

9. The Efficiency Ratio accumulated in the last 12 months stood at 42%, the 9th consecutive quarter lower than 50%.

10. In the first half of 2007 investments in Infrastructure, Information Technology and Telecommunications amounted to R$997 million.

11. Taxes and contributions, including social security ones, paid or provisioned in the period, stemming from the main activities developed by Bradesco Organization, totaled R$3.607 billion, equivalent to 90% of the Net Income.

12. Bradesco has Brazil’s largest private customer service network, with 3,031 Branches, 24,498 ATMs of the Bradesco Dia&Noite (Day&Night) Network, 3,504 ATMs of the Banco24Horas (24HourBank) Network, 9,699 Bradesco Expresso Outlets, 5,709 Banco Postal Branches, 2,645 Corporate Site Branches and 392 Branches of Finasa Promotora de Vendas.

13. The First Financial Institution of the Americas to receive SA 8000® Rule, a certification granted by Accountability International – SAI, which attests the adoption of good social responsibility practices concerning human rights, children’s rights and main labor rights, in addition to a safe and healthy work environment.

14. On April 27, 2007, Moody’s increased Bradesco’s financial strength rating from C- to B-. This rating is the highest one attributed in this category to Brazilian Banks. In the period, Standard & Poor’s and Fitch Rating increased Bradesco’s risk rating in foreign currency, placing it in the INVESTMENT GRADE category.

15. Bradesco was considered America Latina’s most valuable Bank Brand, according to The Banker/Brand Finance, and the 50th in the world ranking.

16. Fundação Bradesco, for more than 50 years, educates low-income kids, youngsters and adults. Since its creation, it has already graduated and qualified more than 662 thousand people. This year, with a budget of R$190 million, it will provide more than 108 thousand students with free of charge education.

(*) It does not consider the mark-to-market effect of Securities Available for Sale recorded in the Stockholders’ Equity

Milton Vargas
Executive Vice-President and Investor Relations Officer

Domingos Figueiredo de Abreu
Managing Director

Jean Philippe Leroy
Department Director
Telephone: (55 11) 2178-6201

Institutional Area	Individuals Area

Phone: +55(11) 2178-6218	Phone: +55(11) 2178-6203

e-mail: investidores@bradesco.com.br

www.bradesco.com.br/ir

     Banco Bradesco’s Net Income of R$4.007 billion, in the 1st half of 2007, includes some extraordinary events occurred in the 2nd quarter of 2007 such as the result of the partial sale of the investment in Serasa R$599 million; result of the sale of the investment in Arcelor R$354 million; the full goodwill amortization in the acquisition of investments, represented basically by the association with Lojas Colombo - (R$182 million); the constitution of Civil Provision for proceedings related to Economic Plans (replacement of expurgated indexes) - (R$74 million); the activation of Tax Credits of previous years - R$41 million; and fiscal effects related to these events - (R$237 million).

     Thus, due to these extraordinary events, the Adjusted Net Income is R$1.801 billion in the 2nd quarter of 2007 and R$3.506 billion in the 1st half of 2007.

Loan Portfolio

	R$ million			Variation %
	Jun/07	Mar/07	Jun/06	12 Months	Quarter
Individuals	49,832	46,348	40,867	21.9	7.5
Large Corporates	47,105	45,042	38,695	21.7	4.6
SMEs	33,882	30,965	26,857	26.2	9.4
Total	130,819	122,355	106,419	22.9	6.9

The Loan Portfolio, including Sureties and Guarantees and receivables from Credit Cards (purchases in installments and in cash) reached R$130.819 billion, a 22.9% growth compared to June/06 and a 6.9% increase in this quarter.

Loans to Individuals recorded an R$8.965 billion growth or 21.9% compared to June/06 and a R$3.484 billion increase or 7.5% in this quarter, resulting mainly from the higher demand for consumer financing. Not considering the acquired loan portfolios, there was a 26.4% growth on June/06 and a 7.3% increase in this quarter.

Loans to Corporates grew by R$15.435 billion or 23.5% compared to June/06, mostly in Trade Finance Operations, Guaranteed Account, BNDES Onlendings and Working Capital, considering the overall economic recovery. In this quarter, the loan expansion was R$4.980 billion or 6.6%, with main increases recorded in BNDES Onlending, Operations Abroad and Working Capital.

SMEs expanded their demand for loans, recording increases of 26.2% compared to June/06 and of 9.4% in this quarter. Referring to Large Corporates, increases of 21.7% over June/06 and of 4.6% in this quarter were recorded. In addition, it is worth mentioning that 91.2% of Sureties and Guarantees operations are originated by Large Corporates.

Not considering Sureties and Guarantees and receivables from Credit Cards, the Loan Portfolio added up to R$108.191 billion, an increase of R$19.548 billion or 22.1% compared to June/06 and of R$6.718 billion or 6.6% in this quarter.

Below we show the breakdown of the loan portfolios – Individuals and Corporates

Individuals	R$ million			Variation %
	Jun/07	Mar/07	Jun/06	12 Months	Quarter
Vehicles	18,192	16,844	15,125	20.3	8.0
Personal Loan	6,872	6,558	6,231	10.3	4.8
Credit Card	6,961	6,115	4,158	67.4	13.8
Payroll Deductible Loan	4,489	4,227	3,990	12.5	6.2
BNDES Onlending	2,970	2,990	2,785	6.6	(0.7)
Rural	2,168	2,000	1,566	38.4	8.4
Credit Facility Check	1,939	1,969	1,926	0.7	(1.5)
Real Estate Financing	1,239	1,141	916	35.3	8.6
Sureties and Guarantees	260	306	185	40.5	(15.0)
Other	4,742	4,198	3,985	19.0	13.0
Total	49,832	46,348	40,867	21.9	7.5

Corporates	R$ million			Variation %
	Jun/07	Mar/07	Jun/06	12 Months	Quarter
Working Capital	9,546	8,990	7,340	30.1	6.2
BNDES Onlending	9,354	8,255	6,995	33.7	13.3
Operations Abroad	7,747	7,163	4,530	71.0	8.2
Guaranteed Account	7,428	7,344	5,951	24.8	1.1
Export Financing	6,635	6,350	6,122	8.4	4.5
Credit Card	3,249	3,011	2,613	24.3	7.9
Leasing	3,433	2,990	2,532	35.6	14.8
Vehicles	3,031	2,889	2,820	7.5	4.9
Rural	2,692	2,641	2,427	10.9	1.9
Real Estate Financing	1,193	988	584	104.3	20.7
Sureties and Guarantees	17,065	15,663	13,184	29.4	9.0
Other	9,614	9,723	10,454	(8.0)	(1.1)
Total	80,987	76,007	65,552	23.5	6.6

Asset Quality

Below we present the quality of our portfolio distributed in the AA-C ratings, comparing with the Financial System and Private Banks:

	June/07	March/07	June/06
Bradesco	92.4%	92.2%	92.4%
Financial System	91.2%	90.8%	89.6%
Private Banks	91.9%	91.7%	91.1%

The balance of Allowance for Doubtful Accounts (PDD) added up to R$7.033 billion on June 30, 2007, R$5.923 billion of which are required provisions and R$1.110 billion are exceeding provisions.

Coverage Ratios

In the table below we present the coverage and delinquency ratios of our portfolio:

	June/07	March/07	June/06
PDD / Loan Portfolio	6.5%	6.7%	6.6%
Loans overdue more than 60 days / Loan Portfolio	4.3%	4.4%	4.2%
PDD / Loans overdue more than 60 days	149.8%	151.4%	156.6%
Credits overdue more than 90 days / Loan Portfolio	3.6%	3.6%	3.4%
PDD / Loans overdue more than 90 days	180.6%	185.5%	193.6%

Allowance for Doubtful Accounts (PDD) Expenses

In the 1st half of 2007 we recorded PDD expenses of R$2.504 billion, a R$450 million (21.9%) increase compared to 1H06, in line with the Loan Portfolio growth, which increased by 22.9% in the period, highlighting the 23.5% growth in the corporate segment.

In the comparison between 2Q07 and 1Q07, PDD Expenses increased by R$184 million.

Deposits, Debentures, Subordinated Debts

In the table below we show the growth of these fundings:

	R$ million			Variation %
	June/07	March/07	June/06	12 Months	Quarter
Demand deposit	21,604	20,708	16,923	27.7	4.3
Savings deposit	28,406	27,609	24,835	14.4	2.9
Time deposit	32,360	35,687	36,435	(11.2)	(9.3)
Debentures	24,533	22,319	15,259	60.8	9.9
Subordinated Debt	13,203	12,147	10,903	21.1	8.7
Total	120,106	118,470	104,355	15.1	1.4

Contingent Liabilities

In the table below, we highlight the balance of these liabilities:

	R$ million			Variation %
	June/07	March/07	Junho/06	12 Months	Quarter
Labor Proceedings	1,245	1,240	1,011	23.1	0.4
Civil Proceedings	872	863	871	0.1	1.0
Fiscal and Social Security Provisions	6,047	5,649	4,626	30.7	7.0
Total	8,164	7,752	6,508	25.4	5.3

Capital

Bradesco’s Accounting Stockholders’ Equity in June 2007 totaled R$27.515 billion, while the Reference Stockholders’ Equity reached R$37.742 billion. Thus, the Capital Adequacy Ratio (BIS) stood at 16.1% in consolidated figures. Considering that the minimum ratio established in Brazil is 11%, this margin enables the increase in the Loan Portfolio by R$108.7 billion, almost doubling the current loan portfolio volume.

Asset Management

Bradesco’s Total Assets under Management reached R$161.281 billion, comprising Investment Funds, Managed Portfolios and Third-Party Funds.

Stockholders’ Equity – R$ million

	R$ million			Variation %
	June/07	March/07	June/06	12 Months	Quarter
Investment Funds	148,831	139,777	121,640	22.4	6.5
Managed Portfolios	7,429	7,115	10,400	(28.6)	4.4
Third-Party Funds	5,021	4,759	5,608	(10.5)	5.5
Total	161,281	151,651	137,648	17.2	6.4

Assets Distribution – R$ million

	R$ million			Variation %
	June/07	March/07	June/06	12 Months	Quarter
Total Fixed Income	144,292	137,792	126,168	14.4	4.7
Total Equity	11,968	9,100	5,872	103.8	31.5
Total Third-Party Funds	5,021	4,759	5,608	(10.5)	5.5
Total	161,281	151,651	137,648	17.2	6.4

Adjusted Net Interest Income

For a better analysis, the Net Interest Income adjusted by the effects of the disinvestments and hedge of equity abroad is presented as follows:

R$ million
	1H07	1H06	Variation	2Q07	1Q07	Variation
Reported Net Interest Income	11,589	10,220	1,369	6,358	5,231	1,127
( - ) Sale of stake in Arcelor	(354)	-	(354)	(354)	-	(354)
( - ) Hedge/Exchange Variation	(512)	(295)	(217)	(300)	(212)	(88)
Adjusted Net Interest Income	10,723	9,925	798	5,704	5,019	685
- Net Interest Income – Interest	9,438	8,615	823	4,830	4,608	222
Volume			1,848			283
Rate			(1,025)			(61)
- Net Interest Income – Non Interest	1,285	1,310	(25)	874	411	463
% Adjusted on Average Assets	7.8	9.3	-	8.2	7.5	-

In the comparison between 1H07 and 1H06, the R$798 million Adjusted Net Interest Income appreciation was due to:

  a R$823 million increase in the result from interest income operations, mainly driven by the expansion in the volume of operations; and
  mitigated by the R$25 million drop in “non-interest” income, resulting basically from higher Securities and Treasury gains in 1H07.

In the comparison between 2Q07 and 1Q07, the R$685 million growth was:

  basically originated from the ”non-interest” income, with a R$463 million increase due to higher Securities and Treasury gains; and
  due to the growth in the “interest” income operations, in the amount of R$222 million, due to the growth in the volume of operations.

Fee Income

Below we show the breakdown and the variations of the fee income, in the respective periods:

R$ million
	1H07	1H06	Variation %	2Q07	1Q07	Variation %
Checking Account	1,157	1,005	15.1	583	574	1.6
Card Income	1,138	703	61.9	581	557	4.3
Loan Operations	909	739	23.0	468	441	6.1
Asset Management	679	609	11.5	345	334	3.3
Collection	415	363	14.3	211	204	3.4
Other	870	712	22.2	421	449	(6.2)
Total	5,168	4,131	25.1	2,609	2,559	2.0

The growth of the fee income was originated:

  by the increase in the volume of operations;
  by the result with the segmentation process; and
  by the consolidation of Amex Brasil as of 2H06.

Personnel Expenses

We present below the breakdown and variations of personnel expenses, in the respective periods:

R$ million
	1H07	1H06	Variation %	2Q07	1Q07	Variation %
Structural	2,634	2,447	7.6	1,369	1,265	8.2
Non-Structural	475	441	7.7	280	195	43.6
Total	3,109	2,888	7.7	1,649	1,460	12.9

In the comparison between 1H07 and 1H06, the R$221 million variation was derived from:

  the increase in payroll coming from the 2006 collective bargaining agreement (3.5%);
  higher expenses with PLR (profit sharing) in the amount of R$68 million;
  the consolidation of Amex Brasil and Fidelity R$77 million; and
  mitigated by lower expenses with provisions for labor proceedings in the amount of R$44 million.

In the comparison between 2Q07 and 1Q07, the R$189 million variation was derived from:

  the increase in expenses of provisions for labor proceedings R$73 million;
  the lower vacation concentration in 2Q07 of R$48 million; and
  higher expenses with profit sharing (PLR) R$10 million.

Other Administrative Expenses

We show below the breakdown and the variations of other administrative expenses, in the respective periods:

R$ million
	1H07	1H06	Variation %	2Q07	1Q07	Variation %
Third-Party Services	718	536	34.0	379	339	11.8
Communication	452	376	20.2	232	220	5.5
Transportation	248	236	5.1	124	124	-
Depreciation and Amortization	266	222	19.8	133	133	-
Advertising	236	197	19.8	129	107	20.6
Financial System Services	252	224	12.5	129	123	4.9
Rentals	196	164	19.5	100	96	4.2
Asset Maintenance and Conservation	138	143	(3.5)	70	68	2.9
Data Processing	187	114	64.0	98	89	10.1
Other	491	480	2.3	250	241	3.7
Total	3,184	2,692	18.3	1,644	1,540	6.8

The variation between the period are basically derived from:

  the increase in business volumes;
  investments in the improvement and optimization of the technological platform (IT); and
  the consolidation of Amex Brasil, in the comparison of 1H07 with 1H06;

Performance Indexes

Operating Efficiency Ratio

We present in the chart below the continuous improvement in this ratio, reflecting the focus on the appropriate management of costs (personnel and administrative expenses), as well as on the increase in several income sources:

  Accumulated 12-month period

Coverage Ratio

The Coverage Ratio (Fee Income / Personnel Expenses + Administrative Expenses) has also been constantly improving, as presented below:

  Accumulated 12-month period

Insurance, Private Pension Plans and Certificated Savings Plans

SUMMARIZED STATEMENTS OF INCOME

R$ Million	1H07	1H06%		2Q07	1Q07%
Net premiums issued	9,856	8,646	14.0	5,055	4,801	5.3
Reinsurance Premiums and Redeemed Issued Premiums	(2,407)	(1,900)	26.7	(1,212)	(1,195)	1.4
Insurance, Private Pension Plans, Certificated Savings Plans Premiums	7,449	6,746	10.4	3,843	3,606	6.6
Variation of Technical Provisions	(2,147)	(1,045)	105.5	(1,098)	(1,049)	4.7
Fee Income	317	253	25.3	161	156	3.2
Retained Claims	(2,931)	(2,985)	(1.8)	(1,503)	(1,428)	5.3
Personnel + Administrative Expenses	(516)	(493)	4.7	(276)	(240)	15.0
Draws, Benefits and Redemptions	(1,879)	(1,867)	0.6	(865)	(1,014)	(14.7)
Other (*)	(601)	(753)	(20.2)	(276)	(325)	(15.1)
Financial Income	1,542	1,490	3.5	906	636	42.5
Operating Income	1,234	1,346	(8.3)	892	342	160.8
Equity Income	141	44	220.5	69	72	(4.2)
Non-operating Income	393	110	257.3	(6)	399	-
IR / CS and Minority Interest	(543)	(459)	18.3	(259)	(284)	(8.8)
NET INCOME	1,225	1,041	17.7	696	529	31.6

Up to June 2007, the client base grew by 10.9% compared to June 2006, totaling 19.198 million clients. Compared to the previous quarter, we had a 2.2% expansion.

The insurance market share is 24.5% .

Technical Provisions totaled R$52.900 billion in June 2007, a 36.4% share of the entire Brazilian market.

In the insurance segment, according to information disclosed by Susep and ANS, Bradesco Seguros collected, up to May 2007, R$6.6 billion in premiums and maintained the ranking leadership with a 24.5% market share. In the same period, R$26.9 billion in premiums was collected by the insurance sector.

Bradesco Saúde

Comparing June 2007 with the same period of the previous year, Bradesco Saúde continues to maintain an outstanding position in the corporate segment (source: ANS – Brazilian Agency of Supplementary Health). More and more companies consider Health and Dental Insurance as the best alternatives for their medical, hospital and dental assistance. Currently, Bradesco Saúde has more than 2.7 million clients, and 2.4 million of which belong to the corporate segment.

The large share of corporate insurance in the total portfolio of Bradesco Saúde (89.8% in June 2007) represents the high specialization and personalization level of the Insurance Company in the assistance to the this type of insurance, which is the main competitive advantage in the current market of Supplementary Health.

More than 15 thousand companies in Brazil have insurance of Bradesco Saúde. Out of the 100 largest companies in Brazil, in sales result, 32 of them are clients of the Insurance Company. It is worth pointing out that 28% of the 50 largest companies are clients of Bradesco Saúde.

In the 1st half of 2007, the new version of SIGE – Managerial Information System of the Stipulator was implemented, an important tool for the management of health and dental insurance of corporate clients of Bradesco Saúde.

Bradesco Auto/RE

Up to June 2007, Bradesco Group maintained an outstanding position among the main insurance companies of the Brazilian Insurance Market of Basic Lines, with a share in the global revenue of the market of 7.6% of the total.

The Transportation segment continues to be the main focus, with important investments for the leverage of new businesses, mainly the qualification of Transportation Product Managers, who will be based in the main economic centers of Brazil, and the creation of Bradesco Cargo System, a complete Transportation Insurance Management System on the Internet.

In the mass insurance area of Basic Lines, whose insurance is focused on individual clients, self-employed persons and small and medium-sized companies, the launch of new products and the continuous improvement of processes and systems have contributed to the growth of the client base, mainly in residential and equity insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. These products were reformulated and a new issuance system through the Internet was developed, providing more agility and efficiency in the contracting process.

In the Auto/RCF Segment, despite the strong competition, the Insurance Company has increased the client base, mainly due to the creation of products targeted at specific publics, such as: Bradesco Seguro Exclusivo Cliente Bradesco, for account holders of Banco Bradesco; Auto Mulher, for women; and Auto Corretor, for Insurance Brokers.

One of the positive factors for the second half of 2007 is the growth of sales of new vehicles, which contribute to the increase of the insurance production of this segment.

The share of Grupo Bradesco Seguros in the Auto/RCF portfolio of the market, in May 2007, was 13.3% .

Bradesco Vida e Previdência

Thanks to its solid structure, the policy of innovative products and the trust conquered in the market, Bradesco Vida e Previdência maintained the leadership in the two markets it operates, with a 38.2% share in the revenue of private pension plans and VGBL and 15.3% of the life and personal accident insurance premiums.

It is also a leader in VGBL plans, with a 41.3% share, and in PGBL plans, with a 29.1% share (sources: SUSEP – Superintendence of Private Insurance and FENAPREVI – Brazilian Federation of Private Pension Plans and Life, respectively – Data of May 2007).

The number of clients of Bradesco Vida e Previdência reached in June 2007 a 16.2% growth compared to June 2006, exceeding 1.8 million participants of the private pension plans and VGBL and 10.1 million of life and personal accident insurance holders. This expressive growth was pushed by the strength of the Bradesco Branch and by the commercialization and management policies.

The technical provisions, in June 2007, totaled R$45.4 billion, with a 20.9% increase compared to June 2006. The Private Pension Plan and VGBL Investment Portfolio, in May 2007, totaled R$45.6 billion, responsible for 41.5% of the resources of the market.

Bradesco Capitalização

We highlight the material performance of social-environmental products such as Pé Quente Bradesco SOS Mata Atlântica which, in addition to allowing the formation of a financial reserve, contributes to reforestation projects of Fundação SOS Mata Atlântica, Pé Quente Bradesco GP Ayrton Senna, whose competitive advantage is the allocation of a percentage of the amount collected with the certificated savings plans to social projects of Instituto Ayrton Senna and O Câncer de Mama no Alvo da Moda. By acquiring this product, the client contributes to the development of projects of prevention, early diagnostic and treatment of the cancer in Brazil, for part of the amount collected goes to IBCC – Brazilian Institute of Cancer Control.

The portfolio of active certificated savings plans increased from 13.4 million recorded in June 2006 to 14.4 million in June 2007. Out of this total, 68.9% are represented by certificated savings plans of the type “assignment of draw right”, such as Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa etc. Given that the purpose of this type of certificated savings plan is to add value to the product of the partner company, or even encourage the payment of its clients, the certificated savings plans have reduced effectiveness term and grace period and low unit commercialization value.

Combined Ratio (%)

	1H07	1H06	2Q07	1Q07
Combined	93.2	99.7	94.7	91.8
International Combined	86.6	93.8	87.7	85.5
Note: Adjusted by non-recurring events in the periods

Highlights of the Market Relations Department

Investor Relations Area
In the 2nd quarter we participated in 3 Road Shows Abroad (Chile/Argentina; Dubai/Abu Dhabi; Chicago/Montreal/Toronto); 1 Event in New York and 1 in California, in addition to the Event Bradesco Day in London.
APIMECs (meetings held by the Brazilian Association of Capital Markets Investment Analysts and Professionals) were carried out in the cities of Uberlândia, Florianópolis and Curitiba.

Social-environmental Area
3rd Bradesco Meeting of Suppliers
In May this year, Bradesco carried out the 3rd Meeting of Suppliers, which gathered more than 100 suppliers of products and services of the most different segments: from furniture to security companies. The purpose of the event is to present to suppliers Bradesco’s social-environmental guidelines, showing the actions of the Bank towards the social-environmental area and informing what the Organization expects from them concerning this aspect. Jointly with other support actions and guidance, the meeting aims to help suppliers to incorporate social-environmental responsibility to their every day work. The commitment to the adoption of social-environmental guidelines outlined by Bradesco is an important fact for the contracting of new suppliers and for the continuity of already existing contracts. New events will be carried out semiannually. Bradesco’s goal is to reach, in two years, all its 1.5 thousand suppliers. The next meeting will be carried out in November 2007.
Launch of leasing for basic sanitation projects
Bradesco and Biosistemas, a company specialized in technology for the treatment of waters and industrial and urban liquid effluents, based in São Paulo, entered into a partnership to facilitate the access to new basic sanitation technologies. By the agreement, the Bank created a special leasing line, providing clients with special conditions in the financing of projects for the implementation of water (ETA) and sewerage treatment stations (ETE) in companies, residential and commercial condominiums or in other places where this environmental measure is necessary to preserve natural resources.
The line offers a term that may range from 36 to 60 months, with a grace period of up to five months for the payment of the first installment. Upon the payment, the contracting party enjoys the installed structure, becoming its definite owner at the end of the agreement period.

Other Highlights of the Quarter

Partnerships entered into in the Credit Card segment: with O Boticário, a cosmetics company with more than 2,400 stores in Brazil and Abroad, for the launch of O Boticário Visa Credit Card; and with Drogasil, a drugstore chain with more than 180 stores distributed in several Brazilian States, with the purpose of issuing and managing Drogasil Visa Credit Cards.

CONFERENCE CALL INFORMATION

Date: Tuesday, August 7, 2007

Portuguese	English
10:00 a.m. (São Paulo time) 9:00 a.m. (US EDT time) Brazil (11) 4688-6301 International (55 11) 4688-6301 Code: Bradesco	11:00 a.m. (São Paulo time) 10:00 a.m. (US EDT time) USA (1-800) 860-2442 International (1-412) 858-4600 Brazil (0-xx-11) 4688-6301 Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow. Please access our website www.bradesco.com.br/ir. On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from August 7 to 15, 2007, at the phone numbers (55 11) 4688-6225 for Portuguese, conference call code: 146 (event in Portuguese) and (55 11) 4688-6225, conference call code: 247 (event in English). Alternatively, it will be available on Bradesco’s Investors Relations website approximately two hours after the event has ended.

Market Indicators

In %	1H07	1H06	2Q07	1Q07	ACUM 12M
USD Commercial Rate	(9.90)	(7.54)	(6.05)	(4.10)	(11.00)
IPCA	2.08	1.54	0.81	1.26	3.69
CDI	6.00	7.76	2.89	3.03	13.16
IGP-M	1.46	1.41	0.34	1.11	3.90
Selic (year end)	12.00	15.25	12.00	12.75	-
USD Commercial Rate (year end) – R$	1.9262	2.1643	1.9262	2.0504	-

Macroeconomic Scenario

In %	2007	2008	2009
USD Commercial Rate (year end) - R$	1.80	1.80	1.88
IPCA	3.50	3.80	4.00
IGP-M	3.00	3.50	3.50
Selic (year end)	10.75	9.50	9.00
GDP	4.90	4.62	4.46

The first half of 2007 shows that the economy will continue to be strong until the end of the year
(Comments from the Economic Research and Studies Department)

The economy showed unequivocally an important recovery of the activity, businesses and investments. Families and companies, more confident in the future, provided a growth in the demand of 12.7% compared to last year (increased retail including cars) and there are not visible elements that indicate that in the second half of 2007 this growth will be interrupted. Based on this scenario, the end of the year may be innovative in terms of sales in the commerce and loans play an important role in this recent dynamism. At the end of June, the loan portfolio to individuals in Brazil had a growth of 27.7% and of 21.4% to companies, in the last 12 months. These rates should not significantly decrease until the end of the year.

The financing terms do not stop expanding. The dynamics of the job market will lead to an unemployment rate, which will be the lowest one of the last 6 years (9.6%) . Thus, total loan already represents 32.3% of the GDP and should continue to growth until the end of the year reaching 34.3% of the GDP. Thus, we work with an estimated GDP growth of 4.9% in the year.

Surprisingly, inflation is under control in this context and we should close the year with a 3.5% rate, therefore, below the government target. Expectations are also well grounded. The explanation for that is the fact that the favorable foreign sector has ensured a good contribution of the foreign exchange of imports to inflation. In addition, our researches suggest that a wide cycle of investments more and more diversified in terms of sector is in progress. Supply is expanding despite infrastructure deficiencies. The increase in productivity, jointly with the greater managerial efficiency of companies, both in the industry and in services, avoid strong pressures by recomposition of the margin of companies. We work with the expectation of the foreign exchange rate around R$1.80/US$ at the end of this year, due to a very significant flow of direct foreign investments which may amount to around US$50 billion in gross terms and trade balance of around US$42 billion.

MAIN FIGURES AND INDEXES

R$ Million	1H07	1H06%		2Q07	1Q07%
Reported Net Income	4,007	3,132	27.9	2,302	1,705	35.0

Adjusted Net Income	3,506	3,132	11.9	1,801	1,705	5.6
Earnings per Stock (R$) (*)	1.75	1.60	9.4	0.90	0.85	5.9
Book Value per Stock (R$) (*)	13.75	10.96	25.5	13.75	13.01	5.7

ROAE (Annualized) (**)	31.5	34.3	-	32.9	32.6	-
ROAA (Annualized)	2.5	2.9	-	2.5	2.5	-

Net Interest Income - Adjusted	10,723	9,925	8.0	5,704	5,019	13.6
Fee Income	5,168	4,131	25.1	2,609	2,559	2.0
Personnel and Administrative Expenses	(6,293)	(5,580)	12.8	(3,293)	(3,000)	9.8

Total Assets	290,568	232,935	24.7	291,653	281,944	3.1

Loan Portfolio	108,191	88,643	22.1	108,191	101,473	6.6
Sureties and Guarantees	17,325	13,369	29.6	17,325	15,969	8.5
Credit Cards (***)	5,303	4,407	20.3	5,303	4,913	7.9
Total Loan Portfolio	130,819	106,419	22.9	133,819	122,355	6.9

Allowance for Doubtful Accounts	(7,033)	(5,833)	20.6	(7,033)	(6,775)	3.8
Deposits	82,601	78,356	5.4	82,601	84,162	(1.9)
Subordinated Debts	13,203	10,903	21.1	13,203	12,147	8.7
Technical Provisions	52,900	43,947	20.4	52,900	50,653	4.4
Stockholders’ Equity	27,515	21,461	28.2	28,231	27,515	5.7

In %
Efficiency Ratio (****)	42.0	43.2	-	42.0	42.1	-
Combined Ratio	93.2	99.7	-	94.7	91.8	-
BIS Ratio (Economic-Financial Consolidated)	18.2	18.7	-	18.2	17.8	-
(Total Consolidated)	16.1	16.5	-	16.1	15.7	-
Fixed Asset Ratio (Financial Consolidated)	47.4	48.0	-	47.4	49.2	-
(Total Consolidated)	8.5	16.4	-	8.5	11.4	-

R$ Million	1H07	1H06%		2Q07	1Q07%
Interest on Own Capital/Dividends	1,397	1,148	21.7	796	601	32,4
Total Stocks (in Thousand) (*)	2,001,167	1,958,451	2.2	2,001,167	2,001,359	(0.01)

(*) Note: For comparison purposes, the amounts were adjusted by the 100% stock bonus in 2007.
(**) Calculated without mark-to-market effects of Securities Available for Sale recorded in the Stockholders’ Equity.
(***) Operations with loan characteristic – purchases paid in installments and in cash.
(****) Accumulated 12-month period.

STATEMENTS OF ADJUSTED INCOME

R$ Million	1H07	1H06%		2Q07	1Q07%
REVENUES FROM FINANCIAL INTERMEDIATION	19,191	18,475	3.9	9,878	9,313	6.1

EXPENSES FROM FINANCIAL INTERMEDIATION	8,468	8,550	(1.0)	4,174	4,294	(2.8)

NET INTEREST INCOME	10,723	9,925	8.0	5,704	5,019	13.6

Allowance For Doubtful Accounts	(2,504)	(2,054)	21.9	(1,344)	(1,160)	15.9
GROSS INCOME FROM FINANCIAL INTERMEDIATION	8,219	7,871	4.4	4,360	3,859	13.0

OTHER OPERATING INCOME (EXPENSES)	(3,527)	(3,543)	(0.5)	(1,949)	(1,578)	23.5
Fee Income	5,168	4,131	25.1	2,609	2,559	2.0
Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans	7,449	6,746	10.4	3,843	3,606	6.6
Variation of Provisions from Insurance, Private Pension Plans and Certificated Savings Plans	(1,760)	(1,045)	68.4	(1,097)	(663)	65.5
Claims – Insurance Operations	(2,931)	(2,985)	(1.8)	(1,503)	(1,428)	5.3
Certificated Savings Plans Draws and Redemptions	(654)	(573)	14.1	(353)	(301)	17.3
Insurance and Private Pension Plans Selling Expenses	(522)	(494)	5.7	(262)	(260)	0.8
Private Pension Plans Benefits and Redemption Expenses	(1,225)	(1,294)	(5.3)	(512)	(713)	(28.2)
Personnel Expenses	(3,109)	(2,888)	7.7	(1,649)	(1,460)	12.9
Other Administrative Expenses	(3,184)	(2,692)	18.3	(1,644)	(1,540)	6.8
Tax Expenses	(1,167)	(1,041)	12.1	(582)	(585)	(0.5)
Equity in the Earnings of Affiliated Companies	16	35	(54.3)	4	12	(66.7)
Other Operating Income	636	571	11.4	299	337	(11.3)
Other Operating Expenses	(2,244)	(2,014)	11.4	(1,102)	(1,142)	(3.5)

OPERATING INCOME	4,692	4,328	8.4	2,411	2,281	5.7
NON-OPERATING INCOME	2	(20)	-	5	(3)	-
INCOME BEFORE TAXES AND PROFIT SHARING	4,694	4,308	9.0	2,416	2,278	6.1
TAXES ON INCOME	(1,183)	(1,171)	1.0	(613)	(570)	7.5
MINORITY INTEREST IN SUBSIDIARIES	(5)	(5)	-	(2)	(3)	(33.3)
ADJUSTED NET INCOME	3,506	3,132	11.9	1,801	1,705	5.6
(+) Extraordinary Events	501	-	-	501	-	-
REPORTED NET INCOME	4,007	3,132	27.9	2,302	1,705	35.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.